Boqii Holding Limited

Room 1203, 12th Floor, Building T1, Smart Cloud, No. 1, Lane 235, Yubei Road
Pudong New District, Shanghai 201204

The People’s Republic of China

VIA EDGAR

December 17, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE Washington, D.C. 20549

Attn: Cara Wirth

Re:	Boqii Holding Limited
Registration Statement on Form F-3, as amended
Initially Filed November 19, 2025
File No. 333-291648

Dear Ms. Wirth:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Boqii Holding Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Thursday, December 18, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Yingzhi (Lisa) Tang
Yingzhi (Lisa) Tang
co-Chief Executive Officer and Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP